           Telecom Corporation of New Zeland Limited and Subsidaries

 Management's Discussion and Analysis of Financial Condition and Results of
                                  Operation

                                 30 JUNE 1999


RESULTS OF OPERATIONS - 30 JUNE 1999

Overview Of Results

Telecom's reported earnings for the quarter ended 30 June 1999 were NZ$202 million compared with NZ$190 million for the quarter ended 30 June 1998 ("Q1 1999"), an increase of NZ$12 million, or 6.3%. Reported earnings per share ("EPS") increased by 6.3% to NZ11.5 cents compared with NZ10.9 cents in Q1 1999.

Telecom has changed its balance date from 31 March to 30 June and is reporting the quarter ended 30 June 1999 as the transition period.

Normalised earnings (reported earnings excluding the effect of abnormal items and the release of surplus tax provision) for the transition period were NZ$199 million compared with NZ$190 million for Q1 1999, an increase of NZ$9 million, or 4.7%. Normalised EPS increased by 4.7% to NZ11.4 cents, compared with NZ10.9 cents in Q1 1999.

================================================================================
Earnings Overview

                                                    Quarter Ended 30 June
                                                  ------------------------

                                                     1998    1999  Change
                                                     NZ$M    NZ$M       %
                                                  ------------------------

Operating revenues (before
abnormals)                                           826      848     2.7

Net earnings (reported)                              190      202     6.3

Abnormal revenue (after tax)                           -      (10)      -

Abnormal expenses (after tax)                          -       15       -

Release of surplus tax                                 -       (8)      -
provision
                                                  ------------------------
Normalised earnings                                  190      199     4.7
                                                  ------------------------

EBIT* (before abnormals)                             325      349     7.4

EBITDA# (before abnormals)                           466      487     4.5

Reported earnings per share
(cents)                                             10.9     11.5     6.3

Normalised earnings per share
(cents)                                             10.9     11.4     4.7

Dividends per share (cents)                         11.5     11.5       -

Weighted average number of
shares outstanding  (millions)                     1,752    1,753       -

* Earnings before interest and tax.
# Earnings before interest, tax, depreciation and amortisation.

================================================================================

Net cash flows from operating activities increased by NZ$43 million, or 9.6%, from NZ$450 million in Q1 1999.

OVERVIEW OF SURPLUS FROM OPERATIONS

The table on page 8 shows the major components of Telecom's operating revenues and expenses for the quarters ended 30 June 1998 and 1999.

Before abnormal items, the surplus from operations as a percentage of revenue was 39.3% and 41.2% for the quarters ended 30 June 1998 and 1999, respectively.

Reclassifications

Certain reclassifications of prior period's data were made to conform to current period classifications.

Telecom has revised the classifications of certain operating expense items. Reclassified operating expenses are set out in the table on page 8. The key changes are as follows:

 .    Labour costs and overheads are no longer reallocated to cost of sales, maintenance and other operating expenses. These costs now remain in labour and other operating expenses respectively.

 .    Certain direct costs (previously included in cost of sales) and maintenance
     (previously disclosed separately) are now classified as other operating expenses.

Abnormal Items

Abnormal revenue of NZ$15 million in the transition period was a gain recognised on the prepayment and early extinguishment of Telecom's obligations relating to a cross border finance lease.

The costs of buying out of the terms of certain onerous contracts amounting to NZ$22 million were identified and provided for in the transition period and were included as abnormal costs. The contracts were onerous as the unavoidable costs of meeting the contractual obligations exceed their economic benefits.

           Telecom Corporation of New Zeland Limited and Subsidaries

 Management's Discussion and Analysis of Financial  Condition and Results of
                                  Operation

                                 30 JUNE 1999


Operating Revenues (Before Abnormals)
--------------------------------------------------------------------------------
Variation - Increase                                    NZ$         %
                                                      millions
--------------------------------------------------------------------------------
1999:1998                                             22          2. 7
-------------------------------------------------------------------------------

Revenue growth for the transition period was driven largely by growth in cellular revenue and data revenue. Growth in call volumes did not fully offset the large price reductions, which resulted in a decline in calling revenues.

Volume Growth

================================================================================
                           As at and for the quarter ended      Change
                                      30 June                      %
                         -------------------------------------------------------
                               1998           1999               99:98
                         -------------------------------------------------------

Access lines                 1,849,400       1,870,100             1.1
Centrex lines                   68,600          75,200             9.6
ISDN lines                      33,900          52,700            55.5
Call minutes (millions)
Local calls*                     784.2           827.6             5.5
National calls #                 534.9           522.3            (2.4)
Fixed line to cellular calls      91.1           115.3            26.6
National 0800 calls              128.2           154.5            20.5
International outward calls       91.9           129.6            41.0
International inward calls        81.8            89.2             9.0
Cellular calls                   167.1           216.5            29.6


Cellular connections
   Total at period end         492,500         677,100            37.5
   Average during the
    period                     484,400         643,000            32.7


Call minder mailboxes          240,500         268,400            11.6
Registered XTRA
 customers                     119,400         206,300            72.8

* Includes business local calls, residential calls under the NZ20 cents local calling option and Centrex and VPN local calls.

# Includes Centrex and VPN national calls. Excludes calls from Telecom's fixed line to cellular networks.

Certain reclassifications of prior years' data were made to conform to current period classifications.

================================================================================


Local Service

Local service revenues consist of business and residential access, local call charges (predominantly paid by business customers) including Centrex and VPN, and enhanced network services products (Smartphone, messaging and call track).

--------------------------------------------------------------------------------
  Variation - Increase                             NZ$ millions      %
--------------------------------------------------------------------------------
  1999:1998                                             1           0.4
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                      Change %
Local Service                                           99:98
--------------------------------------------------------------------------------
Business & residential access
    -  Revenue                                            (1.4)
    -  Access lines                                        1.1
Local calls
    -  Revenue                                             6.2
    -  Call minutes                                        5.5

--------------------------------------------------------------------------------

Business and residential access revenue for the transition period decreased by NZ$3 million, or 1.4%, which reflected the net effect of pricing changes partially offset by an increase in access lines.

Local service revenue and access line growth were affected by the entry of Saturn Communications into the local service market and increased use of cellular phones.

Pricing changes that affected the year on year comparisons included:

 .    A reduction in the monthly rental for new second line connections by
     NZ$5.71 to NZ$29.95 from 1 July 1998.

 .    Price reductions offered to a range of business customers from January
     1999.

 .    The introduction of a reduced second line rental option for new connections from 1 April 1999.

 .    An increase in residential line rental of 1.9% in October 1998.

Revenue from local calls increased by NZ$2 million, or 6.2%, for the transition period due to growth in call volumes.

Revenue from Smartphone, messaging and call track increased by NZ$2 million, or 12.7%, for the transition period.

           Telecom Corporation of New Zeland Limited and Subsidaries

 Management's Discussion and Analysis of Financial  Condition and Results of
                                  Operation

                                 30 JUNE 1999

National

National revenue includes calls to a location outside the caller's local calling area including Centrex and VPN, calls to cellular networks originating within the fixed line network, National 0800 calls and operator services charges.

--------------------------------------------------------------------------------
Variation - Decrease                                NZ$              %
                                                  millions
--------------------------------------------------------------------------------
1999:1998                                           (4)             (2.3)
--------------------------------------------------------------------------------

The decrease for the transition period was largely due to national toll price reductions. Volume growth rates were affected by the slower growth of the New Zealand economy and the migration of calls into Telecom's cellular network. The effect of national toll price reductions was partially offset by increased revenue from calls from the fixed line to cellular networks and National 0800 as a result of increased call volumes.

--------------------------------------------------------------------------------
                                                             Change %
National                                                       99:98
--------------------------------------------------------------------------------

National calls *
    -  Revenue                                                (14.2)
    -  Call minutes                                            (2.4)
Calls to cellular networks
    -  Revenue                                                 22.1
    -  Call minutes                                            26.6
National 0800
    -  Revenue                                                  6.4
    -  Call minutes                                            20.5

* Includes national VPN and Centrex calls.

--------------------------------------------------------------------------------

Compared with last year, the annual average per minute price of national calls, excluding National 0800 and those made to cellular networks, declined by approximately 12% to around NZ16 cents.

The following three new calling plans for residential customers were introduced in May 1999.

NZ$3 Weeknights and Weekends Plan;

NZ$5 Whole of the Day Plan;

Quick Call Plan.

These plans offer different combinations of NZ$3 or NZ$5 capping and/or maximum off-peak and peak calling rates.

Two new calling packages (HomeFree 200 and HomeFree 400) were launched in December 1998 for residential customers in seven geographic areas. These packages combine a low access charge, either 200 or 400 free (peak/off-peak) minutes and a low flat rate (NZ15 cents per minute) for all local and national calls once the free minutes have been used.

Further initiatives include Favourite Place New Zealand and Favourite Place Neighbouring Area which provide a flat fee option for unlimited off-peak calling to another area in New Zealand chosen by the customer. As at 30 June 1999, approximately 33,000 customers were enrolled in these plans.

From August 1998, business national toll prices were reduced on average by 16% for both peak and off peak calling on key routes. In addition, the BEST (Business Enjoy Savings on Tolls) pricing option was launched in February 1999 and ran until the end of April 1999. This plan provided a ceiling to Business Market customers on the cost of their tolls, 10% lower than their average monthly spend.

A Talking Points loyalty programme, which rewards residential customers for using Telecom's services, was introduced in May 1996. Approximately 681,000 customers had joined the programme at 30 June 1999. The School Connection loyalty programme, where residential customers nominate schools to receive sponsorships from Telecom based on customers' usage of Telecom's services, had approximately 599,000 customers at 30 June 1999.

International

International revenue includes outgoing international calls made in New Zealand, collect, credit card and "New Zealand Direct" calls to New Zealand, receipts from overseas telecommunications administrations and companies for calls to New Zealand that use Telecom's facilities, and calls from international switched traffic transiting Telecom's facilities.

-----------------------------------------------------
Variation - Decrease              NZ$ millions      %
-----------------------------------------------------
1999:1998                             (14)      (13.7)
-----------------------------------------------------

          Telecom Corporation of New Zealand Limited and Subsidiaries

  Management's Discussion and Analysis of Financial Condition and Results of
                                  Operations

                                 30 JUNE 1999

-------------------------------------------------------------------------------
International                                                            Change
                                                                           %
                                                                          99:98
-------------------------------------------------------------------------------
Outward calls
    -  Revenue                                                             (9.3)
    -  Call minutes                                                        41.0
Inward calls
    -  Revenue                                                            (20.1)
    -  Call minutes                                                         9.0
Transit call margin
    -  Margin                                                             (19.2)
    -  Call minutes                                                        60.9

-------------------------------------------------------------------------------

Growth in outward call minutes reflected the volume stimulation from price specials offered to New Zealand customers and significant price reductions over the past year. The annual average per minute charge for outward calls of around NZ39 cents was approximately 36% lower than in Q1 1999, reflecting price reductions and frequent weekend specials.

Significant price reductions reducing the average price of outward international tolls by 20% were announced in July 1998.

In April 1999, the weekend caps on Consumer Talk All Day promotions were reduced from NZ$10 to NZ$5 for Australia and from NZ$15 to NZ$10 for the UK, US, Canada and Ireland. These two Talk All Day specials at the reduced rates were available every weekend until the end of the 1999 calendar year.

The decrease in inward call revenue for the transition period resulted largely from a reduced average price per inward call minute partially offset by the effect of increased call minutes. The average price per minute for inward calls decreased by approximately 27% primarily as a result of a reduction in the rates negotiated for incoming calls and the strengthening New Zealand dollar. In response to intense competition in the international market, Telecom has negotiated agreements with the major foreign carriers that, while reducing rates, have improved outward volumes. The reduced rates and strengthening New Zealand dollar have a favourable effect on the international outpayment (see "Cost of Sales").

The decrease in the transit call margin (revenue net of outpayments) for the transition period was largely attributable to the strengthening New Zealand dollar and reduced revenue from transit calls for information services.

Telecom's point of presence ("POP") in the US enables it to participate in the world's most competitive wholesale international market. The low cost routing option provided by the US POP has enabled Telecom to become more competitive in the transit call business. Telecom has recently commissioned its own switch in the US and continues to expand its role in this market by interconnecting with an increasing number of other carriers in order to secure additional volumes and further reduce costs.

Other Calling

Other calling revenue is derived principally from Payphones, National 0900, teleconference, and analogue and dedicated digital voice services.

-------------------------------------------------------------------------------
Variation - Decrease                                              NZ$       %
                                                               millions
-------------------------------------------------------------------------------
1999:1998                                                         (1)     (7.7)
-------------------------------------------------------------------------------

The decrease for the transition period was due largely to a reduction in Payphone revenue as the use of cellular phones increased.

Interconnect

Interconnect revenue is derived from charges for delivering to and accepting from other service providers local, national, international and 0800 calls. Installation charges and rental of interconnecting links and service delivery point charges are also included.

-------------------------------------------------------------------------------
Variation - Increase                                              NZ$         %
                                                               millions
-------------------------------------------------------------------------------
1999:1998                                                          5       33.3
-------------------------------------------------------------------------------

The increase for the transition period was largely due to new interconnect carriers, increased activity with existing carriers and number portability revenue.

          Telecom Corporation of New Zealand Limited and Subsidiaries

  Management's Discussion and Analysis of Financial Condition and Results of
                                  Operations

                                 30 JUNE 1999

Cellular and Other Mobile Services

Cellular and other mobile services revenue comprises access and airtime charges for calls originating from Telecom's cellular network (excluding international calls), and revenue from paging and mobile radio services.

--------------------------------------------------------------------------------
Variation - Increase                                              NZ$          %
                                                               millions
--------------------------------------------------------------------------------
1999:1998                                                         18        15.8
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Cellular                                                                Change %
                                                                         99:98
--------------------------------------------------------------------------------

Revenue                                                                     18.0
Call minutes                                                                29.6

Connections
  Total at period end                                                       37.5
  Average during the period                                                 32.7

--------------------------------------------------------------------------------

Telecom had 677,100 cellular connections at 30 June 1999 compared with 492,500 at 30 June 1998, an increase of 37.5%. The continued strong growth in connections was largely due to the introduction of prepaid cellular, and the "Telecom 2 GO" promotion. The total number of active prepaid customers at 30 June 1999 was 189,000, approximately 28% of total connections. Approximately 290,000 connections, or 43% of total connections, were connected to the "Telecom 2 GO" rate plans (excluding GO Prepaid connections) at 30 June 1999.

Average revenue per customer decreased by approximately 10% compared to last year, reflecting the recent high number of prepaid connections. Average revenue per prepaid connection is initially lower as customers utilise their free airtime minutes.

The total number of cellular connections in New Zealand, including Vodafone's connections, was estimated to represent approximately 23% of the New Zealand population.

Data

Data revenue consists principally of revenue from data transmission services, dedicated leased lines and Internet access.

--------------------------------------------------------------------------------
Variation - Increase                                              NZ$          %
                                                               millions
--------------------------------------------------------------------------------
1999:1998                                                         15        18.5
--------------------------------------------------------------------------------

Data revenue growth for the transition period is driven by demand for bandwidth to support business networking and the increased penetration of the Internet.

Telecom's Internet service provider "XTRA" had approximately 206,300 registered customers at 30 June 1999, compared with 119,400 at 30 June 1998. Of the registered customers, 80% were active during the last month of the transition period.

ISDN revenues increased by 24% for the transition period partly reflecting migration from basic access services. The number of ISDN lines increased by 55.5%.

In February 1999 Telecom introduced a series of data pricing initiatives aimed at stimulating data growth by making greater bandwidth more affordable. The initiatives, which were targeted at key corporate and business data users, aimed to simplify the data pricing structure, by reducing the number of distance steps, and make wide-area networking more affordable.

Directories

Directories revenue is derived largely from local advertising by businesses in both The Telephone Book and YELLOW PAGES(R) directories and various database services.

--------------------------------------------------------------------------------
Variation - Increase                                              NZ$          %
                                                               millions
--------------------------------------------------------------------------------
1999:1998                                                          1         5.6
--------------------------------------------------------------------------------

Revenue from regional directories increased by 6.4% for the transition period as a result of both tariff and volume growth in both The Telephone Book and YELLOW PAGES(R) products. Revenues from specialised and LOCAL DIRECTORIES(TM) remained relatively stable.

                 Telecom New Zealand Limited and Subsidiaries
  Management's Discussion and Analysis of Financial Condition and Results of
                                   Operation

                                 30 JUNE 1999

Equipment Revenue

Equipment revenue includes equipment sales and installation, and CPE rental.

Equipment revenue remained relatively stable compared with Q1 1999.

Miscellaneous Other Services

Miscellaneous other services revenue is derived principally from software development, telecommunications services provided in the Cook Islands and Samoa and an international outside plant project.

----------------------------------------------------------------------
Variation-Increase                        NZ$                     %
                                        millions
----------------------------------------------------------------------
1999:1998                                  1                     5.9
----------------------------------------------------------------------

The increase in revenue was largely attributable to the increase in telecommunications revenue from the Cook Islands and Samoa.

Operating Expenses (Before Abnormals)

----------------------------------------------------------------------
Variation-Decrease                        NZ$                     %
                                        millions
----------------------------------------------------------------------
1999:1998                                 (2)                   (0.4)
----------------------------------------------------------------------

Operating expenses for the transition period remained relatively stable. An increase in cost of sales was more than offset by a net reduction in other cost items.

Operating expenses excluding abnormal costs as a percentage of revenue were 60.7% and 58.8% for the quarters ended 30 June 1998 and 1999 respectively.

Labour

----------------------------------------------------------------------
Variation-Decrease                        NZ$                     %
                                        millions
----------------------------------------------------------------------
1999:1998                                (12)                   (9.7)
----------------------------------------------------------------------

The decrease in labour costs for the transition period reflected a reduction of 664 in personnel numbers between 30 June 1998 and 1999, largely reflecting the outsourcing of operator services to SITEL Asia Pacific ("SITEL") during the year to 31 March 1999. The reduction in labour costs due to the outsourcing was partially offset by an increase in outsourcing costs (see "Other Operating Expenses").

The effect of this decrease on labour costs was partially offset by increases arising from the following factors:

 .    Salary increases for personnel on individual contracts; and

 .    Negotiated settlements for personnel covered by collective contracts.

----------------------------------------------------------------------
                 Personnel Numbers
----------------------------------------------------------------------
                                                    Variation to June
                                                           1999
                             -----------------------------------------
                                June   March   June    June    March
                                1998   1999    1999    1998    1999
                             -----------------------------------------

Operations                      6,529  6,289   5,994   (535)    (295)
Other                           1,614  1,510   1,485   (129)     (25)
                             -----------------------------------------
                                8,143  7,799   7,479   (664)    (320)
                             -----------------------------------------

Depreciation

----------------------------------------------------------------------
Variation-Decrease                        NZ$                     %
                                        Millions
----------------------------------------------------------------------
1999:1998                                 (3)                   (2.2)
----------------------------------------------------------------------

The decrease in depreciation expense for the transition period was largely due to a major asset becoming fully depreciated.

This decrease was partially offset by the impact of the increasing fixed asset base resulting from capital expenditure.

Cost of Sales

Cost of sales are costs directly attributable to revenue earned from international outward calls and leased circuits, equipment sales, cellular services and directories.

----------------------------------------------------------------------
Variation-Increase                        NZ$                     %
                                        millions
----------------------------------------------------------------------
1999:1998                                  9                     8.3
----------------------------------------------------------------------

The increase for the transition period was largely in equipment related to growth in the cellular business. Special promotions to attract new connections and encourage existing customers to upgrade their mobile phones contributed to the increase in cost of sales.
Interconnect expenses were also higher reflecting increased volumes.

International cost of sales for outbound calls decreased by 7.6% for the transition period, primarily due to a rate reduction and the strengthening of the NZ dollar. The decrease was partially offset by the 41.0% growth in international outward minutes reflecting the volume stimulation created by price specials offered to New Zealand customers.

                 Telecom New Zealand Limited and Subsidiaries
  Management's Discussion and Analysis of Financial Condition and Results of
                                  Operations

                                 30 JUNE 1999


Other Operating Expenses

Other operating expenses include occupancy, advertising, computer costs, bad debts, vehicle costs, office expenses, postage and agency, outsourcing costs and certain direct costs, which together represented approximately 80% of other operating expenses before capital recoveries.

----------------------------------------------------------------------
Variation-Increase                        NZ$                     %
                                        millions
----------------------------------------------------------------------
1999:1998                                  4                     3.1
----------------------------------------------------------------------

Other operating expenses for the transition period remained relatively stable. There were small movements in a number of expense items, the most significant being an increase in outsourcing costs. This increase primarily reflected the outsourcing of operator services to SITEL.

Net Interest Expense

----------------------------------------------------------------------
Variation-Decrease                        NZ$                     %
                                        millions
----------------------------------------------------------------------
1999:1998
Interest expense                          (7)                  (17.1)
Investment income                         (4)                  (25.0)
----------------------------------------------------------------------
Net interest expense                      (3)                  (12.0)
----------------------------------------------------------------------

The decrease in net interest expense for the transition period was partly due to lower short-term interest rates.

The surplus from operations before abnormal items covered net interest (after investment income but before interest capitalised) and capital note distribution costs 7.8 times, compared with 6.8 times in Q1 1999.

Taxation

----------------------------------------------------------------------
Variation-Increase                        NZ$                     %
                                        millions
----------------------------------------------------------------------
1999:1998                                  2                     2.1
----------------------------------------------------------------------

The increase in income tax expense for the transition period was largely due to the NZ$20 million, or 6.7%, increase in the surplus from operations before income tax, partially offset by the release of surplus tax provision. The effective tax rate was 30.6% compared with 32.0% for Q1 1999 and a statutory rate of 33%.

          Telecom Corporation of New Zealand Limited and Subsidiaries

  Management's Discussion and Analysis of Financial Condition and Results of
                                  Operations

                                 30 JUNE 1999

OVERVIEW OF SURPLUS FROM OPERATIONS

                                                            Quarter Ended                   Variation
                                                               30 June                        99:98
--------------------------------------------------------------------------------------------------------
(in NZ$ millions, except percentages)
                                                   1998       %        1999       %        $        %
--------------------------------------------------------------------------------------------------------
Operating revenues
Local service                                       263      31.8       264       31.1       1       0.4
Calling
      National                                      175      21.2       171       20.2      (4)     (2.3)
      International                                 102      12.3        88       10.4     (14)    (13.7)
      Other                                          13       1.6        12        1.4      (1)     (7.7)
                                                --------------------------------------------------------
                                                    290      35.1       271       32.0     (19)     (6.6)

Interconnection                                      15       1.8        20        2.4       5      33.3
Cellular and other mobile                           114      13.8       132       15.6      18      15.8
Data                                                 81       9.8        96       11.3      15      18.5

Other operating revenues
    Directories                                      18       2.2        19        2.2       1       5.6
    Equipment                                        28       3.4        28        3.3       -         -
    Miscellaneous other                              17       2.1        18        2.1       1       5.9
                                                --------------------------------------------------------
                                                     63       7.7        65       7.6        2       3.2

                                                --------------------------------------------------------
Total operating revenues (before abnormals)         826     100.0       848     100.0       22       2.7
                                                --------------------------------------------------------

Operating expenses

    Labour                                          124      15.0       112      13.2      (12)     (9.7)
    Depreciation                                    139      16.9       136      16.0       (3)     (2.2)
    Cost of sales                                   109      13.2       118      13.9        9       8.3
    Other operating expenses                        129      15.6       133      15.7        4       3.1
                                                --------------------------------------------------------
Total operating expenses (before abnormals)         501      60.7       499      58.8       (2)     (0.4)
                                                --------------------------------------------------------

Surplus from operations (before abnormals)          325      39.3       349      41.2       24       7.4

    Abnormal revenue                                  -         -        15       1.7       15         -

    Abnormal costs                                    -         -       (22)     (2.6)     (22)        -
                                                --------------------------------------------------------

Surplus from operations                             325      39.3       342      40.3       17       5.2
                                                ========================================================

KEY PERFORMANCE INDICATORS

                                                 Year ended      Year ended           Quarter Ended
                                                  31 March        31 March               30 June
                                                    1998            1999           1998            1999
Operating Margin (%)              *                 40.5            40.7            39.3           41.2
Asset Utilisation (%)             #                 73.0            73.0            71.1 ~         69.4 ~
Net Interest Cover (times)        .                  7.6             6.9             6.8            7.8
Return on Average Total Assets (%)+                 29.6            29.8            28.0 ~         28.5 ~
Net Debt/Net Debt plus Capital Funds (%)            43.6            42.9            42.3           48.3

* Normalised surplus from continuing operations/operating revenue (before abnormals)
# Operating revenue (before abnormals)/average total assets (net of cash and short-term investments)
 .   Normalised surplus from continuing operations/net interest expense (before interest capitalised) inclusive of capital note coupons
+ Normalised surplus from continuing operations/average total assets (net of cash and short-term investments)
~   Annualised